October 16, 2012

VIA EMAIL

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	USA Mobility, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed February 23, 2012
File No. 001-32358

Dear Mr. Spirgel:

USA Mobility, Inc. (“USMO” or the “Company”) acknowledges receipt of the Staff’s letter, dated October 3, 2012, with respect to the above-referenced Annual Report on Form 10-K. The Staff’s comment is set forth below in bold, followed by the Company’s response to the comment. In connection with the Company’s response to the comment the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the United States Securities and Exchange Commission (the “Commission”);

•	Commission staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Commission staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Comment

Revenue Recognition, page F-11

1.	We note your response to comment four from our letter dated August 29, 2012. It is unclear why you stated in your response that there is no VSOE for your software license. In this regard, we note your disclosure on page 6 of your Form 10-K that the average size for a new sale of a software product is approximately $140,000, with the sale of additional modules or software upgrades estimated at $50,000. Tell us how you account for customer upgrade rights in your software arrangements. In order that we may better understand your response, please provide us an illustrative example of a typical multiple-element software arrangement and your basis for allocating revenue to delivered and undelivered elements.

Response

Our typical software related multiple-element arrangements include the sale of our software products, professional services (installation and training), equipment (to be used in conjunction with the software), and post-contract support (maintenance). Each element is individually priced and discounts are customarily given on the software license based on inputs from both management and our sales representatives, which consider our competitive sales situations, overall deal size and other business reasons.

The average price of a “new” sale is approximately $140,000 which includes (1) the software product; (2) professional services for training and installation which is based on estimated time and materials (priced at established rates); (3) equipment or hardware (at the market rate) to support the software; and (4) post-contract support which is typically maintenance of the software over a one year period (priced at a percentage of the list price of the software product). We typically do not sell the software license separately and as such do not have vendor specific objective evidence of fair value (“VSOE”) of our software license. We defer the recognition of revenue on the software license, hardware/equipment and professional services/installation until the solution is installed and functional in the customer’s environment. Typically, the only undelivered element at the time installation is complete is post-contract support (maintenance) for which we have established VSOE. As such, we defer revenue on post-contract support and recognize the revenue over the post-contract support period. We recognize the remainder of the arrangement fee (the delivered elements of software, hardware/equipment and professional services/installation) upon completion of the installation services.

In many instances, our installed base of customers add more licenses or add new modules to enhance the functionality of the software in their environment. These purchases, which are deemed to be unrelated to previously executed transactions, average approximately $50,000 and usually include elements of an arrangement entered into with a new customer as indicated above (i.e. software, hardware/equipment, professional services, and post-contract support). Revenue is recognized on the elements of a module purchase arrangement in the same manner as a new sale.

Software developers often release new versions (“upgrades”) of their products over time. With respect to upgrades, such upgrades are dependent on future circumstances that can vary over time. Under the terms of our industry standard software license and maintenance support agreement, we provide unspecified upgrades to customers who participate in our post-contract support (maintenance) arrangement when they become available.

Substantially all of our customers buy post-contract support. For existing customers that do not have post-contract support with us and who want to acquire a software product upgrade, these customers have the option to (i) repurchase the software at current prices or (ii) pay a recertification fee equal to the amount of post-contract support fees the customer would have paid to us based on the length of time the customer has not been covered under a post-contract support arrangement and subscribe to a one year post-contract support arrangement.

For customers who elect to repurchase the newest release of our software (an “upgrade”), the revenue on the elements (software, professional services/installation and hardware/equipment) of this transaction is recognized upon completion of the installation services. The post-contract support element (if the customer elects to purchase this element) is the only undelivered element and is deferred and recognized over the post-contract support period.

For customers who elect to pay a recertification fee in connection with the upgrade, the recertification fee, professional services and equipment/hardware revenue is recognized upon completion of the installation services and the post-contract support element (if the customer elects to purchase this element) is the only undelivered element and is deferred and recognized over the post-contract support period.

The Company welcomes the opportunity to discuss its response with you and any other members of the Commission staff. Please feel free to contact me at 703-269-6908 should you wish to discuss our response in more detail.

Sincerely,

/s/ Shawn E. Endsley
Shawn E. Endsley Chief Financial Officer and Chief Accounting Officer

cc:	Robert S. Littlepage, Securities and Exchange Commission
Kathryn Jacobson, Securities and Exchange Commission
Vincent D. Kelly, President and Chief Executive Officer
Sharon Woods Keisling, Corporate Secretary
William P. O’Neill, Latham & Watkins LLP
Tony Ricciardella, Grant Thornton LLP

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